Bass, Berry & Sims plc
Attorneys at Law
 A PROFESSIONAL LIMITED LIABILITY COMPANY
AmSouth Center
315 Deaderick Street, Suite 2700
Nashville, Tennessee 37238-3001
(615) 742-6200
J. James Jenkins, Jr.
phone: (615) 742-6236
fax: (615) 742-2736
e-mail: jjenkins@bassberry.com
May 9, 2006
VIA EDGAR
Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
Mail Stop 6010

Re:	First Acceptance Corporation
Form 10-K for the fiscal year ended June 30, 2005
File No. 001-12117
Dear Mr. Rosenberg:
     On behalf of our client, First Acceptance Corporation (the “Company”), we are writing in response to the comments communicated by the staff to the Company verbally on April 26, 2006 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended June 30, 2005. The Company is reviewing the issues raised by the staff with its advisors and intends to respond to the staff’s comments on or before May 16, 2006.
     Please call me at (615) 742-6236 if you have any questions or concerns about the foregoing.

Respectfully submitted,
/s/ J. James Jenkins, Jr.

J. James Jenkins, Jr.

cc:	Ms. Ibolya Ignat (SEC, Division of Corporation Finance)
Mr. Oscar M. Young (SEC, Division of Corporation Finance)
Mr. Michael J. Bodayle (First Acceptance Corporation)

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